MARIPOSA TECHNOLOGY, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED JUNE 30, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Mariposa Technology, Inc.
Metairie, Louisiana

We have reviewed the accompanying financial statements of Mariposa Technology, Inc., which comprise the balance sheet as of June 30, 2021, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
August 17, 2021

MARIPOSA TECHNOLOGY, INC.
BALANCE SHEET
JUNE 30, 2021
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 71,955
TOTAL CURRENT ASSETS	71,955
OTHER ASSETS	
Intangible assets	42,500
TOTAL ASSETS	$ 114,455

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 42,500
TOTAL CURRENT LIABILITIES	42,500
TOTAL LONG-TERM LIABILITIES	-
TOTAL LIABILITIES	42,500
SHAREHOLDERS' EQUITY	
Common stock Class A, see note 3	75,000
Common stock Class B, see note 3	-
Shareholders' equity	(3,045)
TOTAL SHAREHOLDERS' EQUITY	71,955
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 114,455

See independent accountant's review report and accompanying notes to financial statements.

MARIPOSA TECHNOLOGY, INC.
STATEMENT OF INCOME
JUNE 30, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		**707**
Office expenses		**798**
Professional fees		**1,540**
TOTAL OPERATING EXPENSES		**3,045**
NET OPERATING INCOME		**(3,045)**
TOTAL OTHER INCOME/(EXPENSES)		**-**
NET LOSS	$	**(3,045)**

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

MARIPOSA TECHNOLOGY, INC.
STATEMENT OF EQUITY
JUNE 30, 2021
(unaudited)

	Common Stock Class A		Common Stock Class B		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount		
BEGINNING BALANCE, MAY 13, 2021 (INCEPTION)	-	$ -	-	$ -	$ -	$ -
Issuance of common stock	8,000,000	75,000	-	-	-	$ 75,000
Net loss	-	-	-	-	(3,045)	$ (3,045)
ENDING BALANCE, JUNE 30, 2021	8,000,000	$ 75,000	-	$ -	$ (3,045)	$ 71,955

See independent accountant's review report and accompanying notes to financial statements.

MARIPOSA TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (3,045)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in liabilities:	
Accounts payable	42,500
CASH PROVIDED BY OPERATING ACTIVITIES	**39,455**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(42,500)
CASH USED FOR INVESTING ACTIVITIES	**(42,500)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	75,000
CASH PROVIDED BY FINANCING ACTIVITIES	**75,000**
NET INCREASE IN CASH	**71,955**
CASH AT BEGINNING OF YEAR	**-**
CASH AT END OF YEAR	**$ 71,955**

CASH PAID DURING THE YEAR FOR:

INTEREST	**$ -**
INCOME TAXES	**$ -**

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Mariposa Technology, Inc. (the "Company") was incorporated in the State of Louisiana on May 13, 2021. The Company is currently developing a revolutionary protocol for rapid, in-field testing of industrial and pharmacological hemp. By utilizing a handheld Raman Spectroscopy device, paired with the Company's proprietary database, the Company will provide affordable, accurate and immediate test results. The Company's technology will bring the power of self-testing to farmers at a fraction of the price of traditional laboratory testing while also guaranteeing their digital farming experience optimizes their profits. Moreover, the Company's technology will drastically reduce the carbon footprint of the hemp industry at large.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of June 30, 2021.

Intangible Assets
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the testing technology. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Development, Testing and product release.

1. **Summary of Significant Accounting Policies (continued)**

    Intangible Assets (continued)
    The Company monetizes and forecasts the revenues from the internally developed software/product and amortize the aggregate costs of the developmental asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the asset will be expensed. The Company has recorded no amortization expense during the period ending June 30, 2021.

    The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the period ending June 30, 2021.

    Income Taxes
    The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

    The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

    The Company is subject to franchise and income tax filing requirements in the State of Louisiana.

    Fair Value of Financial Instruments
    Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling the hemp testing device. The Company's payments are generally collected upfront. For the period ending June 30, 201 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
    In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

    In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

    Common Stock
    Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares of Class A stock and 90,000,000 shares of Class B stock, at no par value per share. Class A stock carries ten votes per share and Class B carries one vote per share. As of June 30, 2021, 8,000,000 shares of Class A stock have been issued and are outstanding and no shares of Class B stock have been issued and are outstanding.

4. **Subsequent Events**

    Common Stock
    In August, the Company amended its articles of incorporation to add Class C common stock. The Company is now authorized to issue up to 10,000,000 shares of Class A stock, 80,000,000 shares of Class B stock and 10,000,000 shares of Class C stock.

4. **Subsequent Events (continued)**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Class C stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a listing fee of $5,000.

Managements Evaluation
The Company has evaluated subsequent events through August 17, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.